SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of November 2007
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Summary of 2007 3Q Business Report
On November 14, 2007, Shinhan Financial Group (“SFG”) filed the 2007 3Q Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1. Introduction of the Group
2. Business Results
3. Independent Auditor
4. Directors, Executive Officers and Employees
5. Activities of Board of Directors and Sub-committees
6. Market Price Information of Our Common Shares and ADRs
7. Related Party Transactions
EX-99 INDEPENDENT ACCOUNTANT'S REVIEW REPORT
Exhibit 99
Independent Accountant’s Review Report (Non Consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2007

1. Introduction of the Group
Company History in 2007
•	March 2007: LG Card joined Shinhan Financial Group as subsidiary

•	July 2007: Good Morning Shinhan Securities Asia Ltd., an overseas subsidiary of Good Morning Shinhan Securities, joined Shinhan Financial Group as indirect subsidiary

•	August 2007: Shinhan Khmer Bank Limited joined Shinhan Financial Group as indirect subsidiary

•	September 2007: LG Card became a wholly-owned subsidiary of Shinhan Financial Group through a small-scale share swap

•	October 2007: The integrated Shinhan Card was launched
Principal Subsidiaries under Korean Law as of September 30, 2007
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
LG Card 1)	100.0%
Good Morning Shinhan Securities	100.0%
Shinhan Life Insurance	100.0%
Shinhan Card	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank 2)	62.4%
SH&C Life Insurance	50.0%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	On September 21, 2007, LG Card became a wholly owned subsidiary of Shinhan Financial Group through a small scale share swap. LG Card shares were de-listed from the Korea Exchange on October 10, 2007. Further, through a process of business transfer and assumption, Shinhan Card’s business was fully assumed by LG Card. Subsequently, LG Card changed its name to “Shinhan Card” on October 1, 2007.

2)	Jeju Bank is currently listed on the Korea Exchange.
Indirect subsidiaries held through direct subsidiaries
(As of September 30, 2007)

Ownership by
Direct Subsidiaries	Indirect Subsidiaries	the Parent

		Ownership by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
Shinhan Bank	Shinhan Data System	100.00%
	Shinhan Finance Ltd.(Hong Kong)1)	100.00%
	SH Asset Management	99.97%
	Shinhan Asia Limited	100.00%
	Shinhan Bank America	100.00%
	Shinhan Bank Europe GmbH	100.00%
	Shinhan Vina Bank	50.00%
	CHB Valuemeet 2001 year 1st Securitization	50.00%
	CHB Valuemeet 2001 year 2nd Securitization	50.00%
	CHB Valuemeet 2002 year 1st Securitization	50.00%
	Shinhan Khmer Bank Limited	100.00%

Good Morning Shinhan Securities	Good Morning Shinhan Securities Europe Ltd.	100.00%
	Good Morning Shinhan Securities USA Inc.	100.00%
	Good Morning Shinhan Securities Asia Ltd.	100.00%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.00	%2)

1)	On November 1, 2006, Shinhan Finance Limited, Shinhan Financial Group’s indirect subsidiary, was transferred to a branch of Shinhan Bank. The liquidation process is currently taking place and is expected to be finalized during 2007.

2)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
Number of Shares by Type
Number of issued and outstanding shares of the Group as of September 30, 2007

Types of Shares	Number of Shares
Common Shares	396,199,587
Redeemable Preferred Shares	59,440,377
Redeemable Convertible Preferred Shares	14,721,000

Total	470,360,964

*	On August 20, 2007, 9,316,792 shares of type 2 redeemable preferred shares were redeemed.

*	On September 21, 2007, the Group’s common shares increased by 14,631,973 shares, as a result of a small scale share swap with LG Card.

Employee Stock Ownership Plan (ESOP)
ESOA Share Ownership per company
(As of September 30, 2007, Unit: shares)

Company	Association Accounts	Employee Accounts	Total Balance
Shinhan Financial Group	26,302	33,387	59,689
Shinhan Bank	1,198,512	3,646,354	4,844,866
Good Morning Shinhan Securities	—	20,280	20,280
Shinhan Capital	11,560	40,913	52,473
Shinhan Card	—	74,898	74,898
Shinhan Life Insurance	—	53,355	53,355
SH&C Life Insurance	—	947	947
Shinhan Credit Information	—	1,074	1,074
Shinhan Data System	—	2,457	2,457
Total	1,236,374	3,873,665	5,110,039

2. Business Results
Operational Results
(KRW million)

	2007 3Q	2006	2005
	(Jan.1~Sept. 30)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating Revenue	2,425,905	2,003,752	1,718,950
Gain using the equity method of accounting	2,326,312	1,917,268	1,618,314
Interest income	99,501	79,151	95,812
Gain on Foreign Currency Transaction	92	5,838	3,451
Other income	—	1,495	1,373
Operating Expense	277,020	182,889	158,321
Loss using the equity method of accounting	458	—	1,047
Interest Expense	233,803	129,644	114,544
Loss on Foreign Currency Transaction	93	5,838	3,449
Commission Expense	111	269	124
SG&A Expense	42,555	47,138	39,157
Operating Income	2,148,885	1,820,863	1,560,629
Source and Use of Funds
Source of Funds
(KRW million)

	2007 3Q		2006		2005
	(Jan.1~Sept. 30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Stockholders’ Equity	14,480,025	72.43	10,376,235	76.70	8,463,137	77.35
Capital Stock	2,316,523	11.59	2,170,758	16.05	2,100,646	19.20
Capital Surplus	6,624,908	33.14	4,360,100	32.23	3,846,957	35.16
Capital Adjustment	26,009	0.13	25,520	0.19	11,475	0.10
Comprehensive Income	1,445,521	7.23	840,704	6.21	345,178	3.16
Retained Earnings	4,067,064	20.34	2,979,153	22.02	2,158,881	19.73
Liabilities	5,510,610	27.57	3,152,497	23.30	2,477,425	22.65
Borrowings	5,318,560	26.61	2,769,824	20.47	2,230,681	20.39
Other liabilities	192,050	0.96	382,673	2.83	246,744	2.26

Total	19,990,635	100.00	13,528,732	100.00	10,940,562	100.00

1)	The Average Balance was calculated by averaging the ending balance of each quarter.

Use of Funds
(KRW million)

	2007 3Q		2006		2005
	(Jan.1~Sept. 30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Investments on equity stock	18,051,566	90.30	11,646,253	86.09	9,060,179	82.82
Shinhan Bank	10,358,417	51.82	8,997,565	66.50	7,591,397	69.39
LG Card	4,353,650	21.78	—	—	—	—
Shinhan Card	922,250	4.61	639,038	4.72	197,754	1.81
Good Morning Shinhan Securities	1,286,399	6.44	943,203	6.97	867,403	7.93
Shinhan Life Insurance	801,568	4.01	768,599	5.68	147,558	1.35
Shinhan Capital	192,031	0.96	170,264	1.26	139,108	1.27
Jeju Bank	72,692	0.36	66,809	0.49	57,606	0.53
Shinhan Credit Information	10,706	0.05	9,179	0.07	8,198	0.07
Shinhan Private Equity	9,476	0.05	8,987	0.07	9,300	0.09
Shinhan BNP Paribas ITMC	25,212	0.13	24,152	0.18	23,139	0.21
SH&C Life Insurance	18,325	0.09	17,322	0.13	14,879	0.14
Shinhan Macquarie FA	840	0.00	1,135	0.01	1,641	0.01
E-Shinhan	—	—	—	—	2,197	0.02
Loans	1,175,504	5.88	1,299,633	9.61	1,667,537	15.24
Fixed Assets	721	0.00	959	0.01	1,296	0.01
Cash Deposit in bank	588,538	2.94	422,201	3.12	177,313	1.62
Other Assets	174,306	0.87	159,686	1.18	34,237	0.31
Total	19,990,635	100.00	13,528,732	100.00	10,940,562	100.00

1)	The Average Balance was calculated by averaging the ending balances of each quarter.
Other Financial Information
Group BIS Ratio
(KRW million)

2007 3Q (E)
Aggregate Amount of Equity Capital (A)	17,208,457
Risk-Weighted Assets (B)	156,389,362
BIS Ratio (A/B) 1)	11.00%

1)	Following amendments in the Financial Holding Company Guidelines of the Financial Supervisory Commission, the Group BIS Ratio, rather than the Requisite Capital Ratio, is used as an index for measuring capital adequacy, beginning FY2007.
Won Liquidity Ratio
(KRW million)

	2007 3Q	2006	2005
Won Assets due within 3 months (A)	544,195	605,415	341,547
Won Liabilities due within 3 months (B)	529,720	248,661	332,746
Won Liquidity Ratio (A/B) 1)	102.73%	243.47%	102.65%

1)	Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of no less than 100%.

Liabilities to Equity Ratio
(KRW million)

	2007 3Q	2006	2005
Liabilities (A)	3,061,396	3,642,105	2,325,114
Equity (B)	10,897,232	11,361,526	10,137,017
Liabilities to Equity Ratio (A/B)	28.09%	32.06%	22.94%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1) BIS Capital Adequacy Ratio (%) 1)

	2007 3Q	2006	2005
Shinhan Bank 2)	12.57	12.01	10.94
Jeju Bank	10.90	11.26	11.71

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	The integrated Shinhan Bank was launched on April 1, 2006 and the figure for 2005 is of pre-merger Chohung Bank, the surviving entity.
(2) Net Capital Ratio (%)

	Sept 30 2007	Mar.31 2007	Mar.31 2006
Good Morning Shinhan Securities	511.99	451.69	558.60

*	Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for securities investment trust businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.
(3) Solvency Margin Ratio (%)

	Sept. 30 2007	Mar.31 2007	Mar.31 2006
Shinhan Life Insurance	230.09	224.7	230.8

*	Under the guidelines issued by the Financial Supervisory Commission, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.
(4) Adjusted Equity Capital Ratio (%)

	2007 3Q	2006	2005
LG Card	34.01	34.25	25.55
Shinhan Card	15.72	17.47	17.68

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card and LG Card are required to maintain a minimum adjusted equity capital ratio of 8%.

Non- Performing Loans of Certain Subsidiaries 1)
(1) Non- Performing Loans
(KRW million)

	Sept. 30,2007		Dec.31.2006		Dec.31. 2005
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Bank 2)	863,675	0.67	729,655	0.62	531,349	1.15
Jeju Bank	17,230	0.85	13,120	0.74	16,287	1.15
LG Card 3)	384,178	3.96	493,236	6.05	544,705	8.22
Shinhan Card 3)	67,389	1.91	111,770	3.50	33,420	2.71

	Sept. 30,2007		March 31, 2007		March 31, 2006
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
GMS Securities 3)	26,732	2.37	25,888	2.54	26,943	5.68

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Commission.

2)	Figures for 2005 are of pre-merger Chohung Bank, the surviving entity.

3)	Under the guidelines of the Financial Supervisory Commission, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities, Shinhan Card, and LG Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”
(2) Loan Loss Allowances & Write-offs for the period
(KRW million)

			Jan. 1, 2007~	Jan. 1, 2006~	Jan. 1, 2005~
			Sept 30, 2007	Dec. 31, 2006	Dec. 31, 2005
Shinhan Bank	Loan Loss	Domestic	2,065,429	1,911,843	905,000
	Allowance	Overseas	65,917	59,758	27,600
		Total	2,131,346	1,971,601	932,600
	Write-offs		151,998	160,636	571,500
Jeju Bank	Loan Loss	Domestic	31,508	26,313	25,329
	Allowance	Overseas	—	—	—
		Total	31,508	26,313	25,329
	Write-offs		9,078	8,325	19,145
LG Card	Loan Loss	Domestic	674,023	894,173	911,739
	Allowance	Overseas	—	—	—
		Total	674,023	894,173	911,739
	Write-offs		349,503	533,403	1,528,629
Shinhan Card	Loan Loss	Domestic	142,480	148,724	46,269
	Allowance	Overseas	—	—	—
		Total	142,480	148,724	46,269
	Write-offs		92,564	179,351	117,583

			Apr. 1, 2007~	Apr. 1, 2006~	Apr. 1, 2005~
			Sept. 30, 2007	Mar. 31, 2007	Mar. 31, 2006
GM Shinhan Securities	Loan Loss Allowance	Domestic	34,647	30,776	28,900
		Overseas	—	—	—
		Total	34,647	30,776	28,900
	Write-offs		—	1,117	2,300
3. Independent Auditor
Audit Opinion for the last 3 years

	2007 3Q	FY 2006	FY 2005
Audit Opinion	—	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment (KRW mil.)	Details	Working hours
2007 3Q	KPMG Samjong Accounting Corp.	341 (annual)	Review/Audit of Financial Statements	2,465 hours
	KPMG Samjong Accounting Corp.	399	Review of Financial Statements related to accounting treatment of LG Card acquisition	2,755 hours
2006	KPMG Samjong Accounting Corp.	304	Review/Audit of Financial Statements	3,150 hours
2005	KPMG Samjong Accounting Corp.	288	Review/Audit of Financial Statements	3,073 hours

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors

Name	Date of Birth	Position	Service Term
Eung Chan Ra	Nov. 25, 1938	Chairman of BOD Board Steering Committee Head	3 years starting from March 20, 2007
In Ho Lee	Nov. 2, 1943	President & CEO Board Steering Committee member	2 years starting from March 20, 2007
2) Non-Executive Directors
     Currently, 13 non-executive directors are in office, of which 12 members are outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 20, 2007.
     Our non-executive directors are as follows:

Outside
Name	Date of Birth	Director	Sub-Committees	Service Term
Sang Hoon Shin	July 1, 1948	X	—	1 year starting from March 20, 2007
Si Jong Kim	Apr. 16, 1937	O	—	1 year starting from March 20, 2007
Young Woo Kim	May 1, 1952	O	Audit Committee member	1 year starting from March 20, 2007
Byung Hun Park	Sept. 10, 1928	O	Board Steering Committee member	1 year starting from March 20, 2007
Yong Woong Yang	Aug. 4, 1948	O	—	1 year starting from March 20, 2007
Haeng Nam Chung	Mar. 15.1941	O	—	1 year starting from March 20, 2007
Young Hoon Choi	Nov. 8, 1928	O	—	1 year starting from March 20, 2007
Philippe Reynieix	Jun. 24, 1949	O	Risk Management Committee member	1 year starting from March 20, 2007
Pyung Joo Kim	Feb. 6, 1939	O	Board Steering Committee member Risk Management Committee Head Compensation Committee member	1 year starting from March 20, 2007
Shee Yul Ryoo	Sept. 5, 1938	O	Board Steering Committee member Risk Management Committee member Compensation Committee Head	1 year starting from March 20, 2007
Yoon Soo Yoon	Mar. 5, 1946	O	Audit Committee member Compensation Committee member	1 year starting from March 20, 2007
Sang Yoon Lee	Sept. 13, 1942	O	Audit Committee member Compensation Committee member	1 year starting from March 20, 2007
Sung Bin Chun	Jan. 21, 1953	O	Audit Committee Head Compensation Committee member	1 year starting from March 20, 2007
     For personal profiles of the outside directors, please refer to our Form 6-K filed on February 21, 2007.

3) Executive Officers
     In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of
Baek Soon Lee	Oct. 8, 1952	Deputy President	General Affairs Team, Business Management Team, Public Relations Team
Jae Woon Yoon	July 22, 1951	Deputy President	Synergy Management Team, Information & Technology Planning Team, Risk Management Team, Audit & Compliance Team
Buhmsoo Choi	August 8, 1956	Deputy President and Chief Financial Officer	Finance Management Team, Investor Relations Team, Strategic Planning Team
Stock Options (as of November 6, 2007)

		Number of Changes
		No. of	No. of Exercised	No. of Cancelled	No. of Exercisable
Guarantee		Granted Options	Options	Options	Options
Granted in 2002	Management, Head of Department	864,576	551,825	0	312,751
Granted in 2003	Management, Head of Department	1,020,416	566,261	11,600	442,555
Granted in 2004	Management, Head of Department	1,258,923	511,884	15,200	731,839
Granted in 2005	Management, Head of Department, Outside Directors	2,620,331	0	251,300	2,369,031
Granted in 2006	Management, Head of Department, Outside Directors	3,296,200	0	166,800	3,129,400
Granted in 2007	Management, Head of Department, Outside Directors	1,301,050	0	7,500	1,293,550
Total		10,361,496	1,629,970	452,400	8,279,126
Employees
(As of Sept. 30, 2007)

			Total Salaries and wages	Average Payment
	Number of		paid in recent 9 months	per person
	Employees	Average length of Service	(KRW million)	(KRW million)
Male	85	2yrs 5mths	5,911	70
Female	15	3yrs 2mths	443	30
Total	100	2yrs 9mths	6,354	64

5. Activities of Board of Directors and sub-committees during 2007 3Q
1) Meetings of Board of Directors

Date	Agenda
Aug. 28, 2007	1. Incorporation of Shinhan PE’s new Private Equity Fund as SFG’s Indirect Subsidiary	Approved
— Inclusion of Shinhan Private Equity‘s PEF as SFG’s indirect subsidiary, following its establishment
	2. Corporate Bond Issuance	Approved
— 44th issue of corporate bond to provide working capital to Shinhan Card and secure operating capital for SFG.
	3. Cancellation of Stock Option Grant	Approved
— Cancellation of stock options granted to those who retired from or left one’s company voluntarily or retired from or left the company for reasons attributable to themselves within 2 years of the grant
	4. Appointment of Non-Director Executives	Approved
— Appointment of Deputy President (Baek Soon Lee, Jae Woon Yoon)
Oct. 30, 2007	1. Sixth Amendment to the Guidelines on Personal Credit Data Provision and Use	Approved
— Elimination of LG Card from a list of companies subject to provision and use of personal credit data within the Group poses a need to amend relevant provisions in the “Guidelines on Personal Credit Data Provision and Use”
	2. Corporate Bond Issuance	Approved
— 45th and 46th corporate bond issuance to provide operating capital support to Shinhan Card and Shinhan Capital
2) Board Steering Committee

Date	Agenda
Aug. 28, 2007	1. Appointment of Non-Director Executives Candidates — Appointment of Deputy President (Baek Soon Lee, Jae Woon Yoon)	Approved
3) Risk Management Committee

Date	Agenda
Aug. 28, 2007	1. Alterations of Shinhan Bank’s risk limits by type for 2007	Approved
Reporting item: 2007 2Q Group’s Capital Adequacy Ratio and Risk Limit maintenance status
4) Meetings of Audit Committee

Date	Agenda
Aug. 28, 2007	1. Service fees relating to 2007 US GAAP audit and attestations for Internal Control over Financial Reporting	Approved
— Approval on service fee amount
	2. Ratification of the Company and its subsidiaries’ Audit and Non-audit Contracts	Approved
— Engagement contract of independent auditor
: Shinhan BNPP ITMC, SH&C Life Insurance, Shinhan Macquarie Financial Advisory
— Corporate Tax settlement service contract:
: SFG, GMSH Securities, Shinhan Capital, Jeju Bank, SH Asset Mgmt., Shinhan PE
— Hong Kong branch, Shinhan Bank : Corporate tax reporting service contract
— SH&C Life Insurance : 2007 Audit contract of special account
— GMSH Securities’ overseas subsidiary in Hong Kong : 2007 Audit contract

5) Compensation Committee

Date	Agenda
Sept. 12, 2007	1. Re-establishment of executive MBO for 2007	Approved
6. Market Price Information of our Common Shares and ADRs
Common Share Traded on the Korea Exchange
(KRW, number of shares)

		Apr. 2007	May 2007	June 2007	July 2007	Aug. 2007	Sept. 2007
Price per share	High	56,600	57,300	59,200	66,200	60,800	60,300
	Low	52,100	50,600	54,600	56,300	52,800	53,400
Trading Volume		27,055,056	34,202,457	46,235,370	34,082,039	34,467,487	22,284,348
American Depositary Shares traded on the New York Stock Exchange
Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.
(USD, number of shares)

		Apr. 2007	May 2007	June 2007	July 2007	Aug. 2007	Sept. 2007
Price per share	High	122.75	123.06	129.90	148.29	132.80	131.68
	Low	112.16	110.08	119.49	124.50	113.10	114.49
Trading Volume		511,500	477,100	632,600	849,200	972,500	722,600

7. Related Party Transactions
Loans to Subsidiaries
(As of Sept. 30, 2007, Unit: KRW 100 million)

Subsidiary	Loan Type	Origination Date	Maturity Date	Funding Rate	Lending Rate	Beginning Balance	Increase	Decrease	Ending Balance
Shinhan Capital	Loans in KRW	2002-03-29	2007-04-04	7.47%	8.12%	200	—	200	—
Shinhan Capital	Loans in KRW	2002-07-29	2007-07-29	6.30%	6.65%	200	—	200	—
Shinhan Capital	Loans in KRW	2002-11-21	2007-11-21	5.88%	6.18%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-12-16	2007-12-16	5.96%	6.22%	200	—	—	200
Shinhan Card	Loans in KRW	2003-04-23	2009-04-23	5.47%	6.28%	1,000	—	—	1,000
Shinhan Capital	Loans in KRW	2003-06-24	2008-06-24	5.69%	5.95%	300	—	—	300
Shinhan Capital	Loans in KRW	2003-07-24	2008-07-24	5.87%	6.13%	200	—	—	200
Shinhan Capital	Loans in KRW	2004-03-24	2009-03-24	5.11%	5.93%	200	—	—	200
Shinhan Capital	Loans in KRW	2004-03-24	2007-03-24	4.76%	5.16%	300	—	300	—
Shinhan Capital	Loans in KRW	2004-06-25	2009-06-25	0.0493	0.0522	500	—	—	500
Shinhan Capital	Loans in Foreign Currency	2004-07-15	2007-06-15	3M Libor + 0.70%	3M Libor + 0.90%	372	—	372	—
Shinhan Capital	Loans in KRW	2005-01-31	2008-01-31	4.21%	4.58%	300	—	—	300
GMSH Securities	Loans in KRW	2005-01-31	2010-07-31	4.59%	5.25%	700	—	—	700
Shinhan Card	Loans in KRW	2005-03-18	2007-03-18	4.13%	4.49%	500	—	500	—
Shinhan Card	Loans in KRW	2005-03-18	2008-03-18	4.23%	4.54%	500	—	—	500
Shinhan Capital	Loans in KRW	2005-03-18	2007-03-18	4.23%	4.49%	500	—	500	—
Shinhan Capital	Loans in KRW	2005-05-09	2008-05-09	3.99%	4.33%	500	—	—	500
Shinhan Capital	Loans in KRW	2005-12-16	2008-12-16	5.48%	5.67%	400	—	—	400
Shinhan Card	Loans in KRW	2006-01-24	2009-01-24	5.24%	5.41%	500	—	—	500
Shinhan Capital	Loans in KRW	2006-01-24	2009-01-24	5.24%	5.41%	500	—	—	500
Shinhan Card	Loans in KRW	2006-02-27	2009-02-27	5.07%	5.23%	1000	—	—	1,000
Shinhan Card	Loans in KRW	2006-04-24	2009-04-24	5.09%	5.22%	1000	—	—	1,000
GMSH Securities	Loans in KRW	2006-07-31	2012-01-31	5.16%	5.64%	1000	—	—	1,000
Shinhan Capital	Loans in KRW	2006-09-26	2011-09-26	4.91%	4.99%	500	—	—	500
Shinhan Capital	Loans in Foreign Currency	2006-12-29	2009-12-29	3ML+0.25%	3ML+0.38%	279	—	279	—
Shinhan Capital	Loans in KRW	2007-03-23	2012-03-23	5.28%	5.48%	—	500	—	500
Shinhan Capital	Loans in KRW	2007-04-13	2010-04-13	5.24%	5.38%	—	500	—	500
Shinhan Capital	Loans in KRW	2007-06-08	2012-06-08	5.54%	5.95%	—	500	—	500
Shinhan Private Equity	Loans in KRW	2007-06-28	2008-06-27	5.31%	5.51%	—	50	—	50
Shinhan Card	Loans in KRW	2007-09-27	2010-09-27	5.91%	6.05%	—	1,000	—	1,000
						11,851	2,550	2,351	12,050

Exhibit 99 Independent Accountant’s Review Report (Non Consolidated Financial Statements) of Shinhan Financial Group as of Sept. 30, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
	By	/s/ Buhmsoo Choi
	Name:	Buhmsoo Choi
	Title:	Chief Financial Officer

Date : November 14, 2007